NEWS RELEASE

Symbols: JJJ.X - CSE

HHHEF – OTC Pink

37 Capital announces closing of second tranche of the private placement

VANCOUVER, BRITISH COLUMBIA. October 7, 2022. 37 Capital Inc. (the “Company” or “37 Capital”) announces that further to the Company’s news release dated August 8, 2022 and September 21, 2022, the Company has closed the second tranche of the non-brokered private placement financing (the “Private Placement Financing”) for gross proceeds of $30,000 through the issuance of 750,000 non-flow through units of the Company. Each non-flow through unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws.

An Insider acquired all of the 750,000 units of the Company which were issued in this second tranche of the Private Placement Financing. The issuance of units to the Insider is considered to be a related party transaction subject to Multilateral Instrument 61-101. 37 Capital is relying on exemptions from the formal valuation and minority shareholder approval requirements provided under section 5.5(c) and 5.7(1)(b) of Multilateral Instrument 61-101 based upon the fact that the distribution of the securities to the related party has a fair market value of not more than $2,500,000.

Early Warning Requirement

Pursuant to the above Private Placement Financing, Mr. Jake Kalpakian, President & CEO of the Company, through his private company, has acquired 750,000 common shares of 37 Capital at the price of $0.04 per unit totalling $30,000. As a result of the acquisition, Mr. Jake Kalpakian now has ownership and control of 1,439,039 common shares representing approximately 25.95% of the issued and outstanding common shares of 37 Capital as at October 7, 2022, and Mr. Jake Kalpakian has ownership and control of 1,015,000 warrants representing approximately 52.18% of the issued and outstanding warrants of 37 Capital as at October 7, 2022.

Mr. Jake Kalpakian may acquire further common shares of, or dispose his holdings of common shares of, 37 Capital through the market, privately or otherwise, as circumstances or market conditions warrant.

A copy of the Early Warning Report from Mr. Jake Kalpakian has been filed with the applicable securities regulators regarding the transaction and is available on SEDAR (www.sedar.com). A copy of the Early Warning Report by Mr. Jake Kalpakian and further information may also be obtained by contacting 37 Capital or Mr. Jake Kalpakian at 604-681-0204.

For more information on the Company, please contact us at (604) 681-0204. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

“Jake H. Kalpakian”

Jake H. Kalpakian,

President

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.